

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2015

Mr. Ram Mukunda
President and Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814

 Re: India Globalization Capital, Inc.
   Amendment No. 1 to Registration Statement on Form S-3
   Filed March 3, 2015
   File No. 333-201822

Dear Mr. Mukunda:

 We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1, Opinion of Olshan Frome Wolosky LLP

1. We note your response to comment 4. Please have counsel revise the legality opinion to opine separately on the units and on the warrants. See Section II.B.1.f and h of Staff Legal Bulletin No. 19 for guidance.

Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Spencer G. Feldman, Esq.
Olshan Frome Wolosky LLP